

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 3, 2010

<u>Via Facsimile and U.S. Mail</u>

Brian McCarthy, Esq.
Skadden Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071

>   **Re: Gymboree Corporation**
>   **Schedule 14D-9**
>   **Filed October 25, 2010**
>   **File No. 005-42577**

Dear Mr. McCarthy:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation, page 19

1. We note the disclosure in the first paragraph that the special committee considered a "number of factors" in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual <u>reasons</u> be cited to explain why a favorable recommendation is being made by the board. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the board's decision to recommend that the security holders accept the offer made by Bain.

Certain Company Projections, page 44

2. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Annex II, page II-1

3. We note the disclaimer in the second-to-last paragraph that the letter is solely for board and the special committee. Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for PJSC's belief that shareholders cannot rely upon the opinion to support any claims against PJSC arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with PJSC). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to PJSC would have no effect on the rights and responsibilities of either PJSC or your board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions